VivoSim Labs, Inc.
11555 Sorrento Valley Road, Suite 100

San Diego, CA 92121

March 30, 2026

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0406

Attention: Tim Buchmiller

Re:	VivoSim Labs, Inc.

Registration Statement on Form S-1

Initially Filed on March 27, 2026

Registration No. 333-294716

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 27, 2026, in which we requested acceleration of the effective date of the Registration Statement on Form S-1 (Registration No. 333-294716) of VivoSim Labs, Inc., filed with the Securities and Exchange Commission on March 27, 2026 (the “Registration Statement”), for 5:00 p.m. (Eastern Time) on March 30, 2026, or as soon as possible thereafter pursuant to Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such time, and we hereby formally withdraw our request for acceleration of the effective date of March 30, 2026. Please contact our outside counsel, Samantha Eldredge of Paul Hastings LLP, by telephone at (650) 320-1838 or by email at samanthaeldredge@paulhastings.com if you have any questions regarding this matter.

Sincerely,

VIVOSIM LABS, INC.

By:	/s/ Keith Murphy
Name:	Keith Murphy
Title:	Executive Chairman

cc:	Samantha H. Eldredge, Esq. (Paul Hastings LLP)